EXHIBIT 99.1

For Immediate Release: NR13-13

Exeter Announces Step-Out Drill Results from Completed Phase One Drilling at
Angeles

Vancouver, B.C., August 20, 2013 Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”) is pleased to announce additional and final results from the Phase One  exploration drill campaign at the Angeles property in northern Sonora state, Mexico.

Three additional step-out drill holes at La Bonanza zone, AD13-09 to AD13-11, have been completed. Highlight drill hole AD13-09 is a 200 metre step-out to the east of previously reported hole AD13-07 and 250 metres east of hole AD13-08. Assay results from drill hole AD13-09 are as follows:

Hole AD13-09
From	To	Interval (metres)	Au g/t	Ag g/t	AuEq g/t	Cu %	PB %	Zn %	% PB-Zn Combined
234.85	237.45	2.60	7.0	24	7.5	0.93	1.05	0.92	1.96
Including:
235.30	236.85	1.55*	10.8	20	11.3	0.88	1.36	1.16	2.51

*Core recovery is estimated to be 55%

Drill hole AD13-10 collared an additional 200 metres to the east of AD13-09 intersected the Angeles structure and returned 1.35 metres grading 0.94 g/t gold and 15.0 g/t silver. Drill hole AD13-11, a 180 metre step-out to the west of AD13-03, encountered anomalous silver and copper.

Surface exploration at Angeles commenced during the summer of 2012, and resulted in the discovery of the mineralized Angeles fault structure over approximately 3,000 metres of strike length. Assay results of surface sampling and from historic underground workings have been previously disclosed.

Since drilling commenced in April, 2013, 11 holes have been completed at the La Bonanza zone and 4 at the La Verde zone, 1.1 km to the west of La Bonanza. Assays from the first 8 holes at La Bonanza were previously disclosed (News Releases dated May 23, 2013 and July 8, 2013).

Notes:
1. A silver to gold ratio of 50:1 was used for gold equivalent (“AuEq”) calculations. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.
2. Drill intervals reported are down hole intercepts. True widths are yet to be determined but are interpreted to range between 75-100%.
3. San Marco Resources Inc is the project operator until Exeter earns an initial 51% interest.
4. Copper, lead and zinc values are not included in AuEq calculations.
5. Drill core recovery of the announced mineralized zones is generally greater than 90%, unless otherwise noted.
6. Drilling is with HQ drill core unless otherwise noted.
7. Assay intervals are selected based on geological observations of the structure and no cut-off grade is used.

Drill hole locations for the La Bonanza zone can be viewed on a long section by clicking here.

A complete list of drill hole intercepts for the Angeles property can be found by clicking here.

The 2013 Phase 1 exploration program at Angeles is now 100% complete. Exeter has substantially completed $1 million in committed exploration expenditures at Angeles for 2013 pursuant to an agreement whereby Exeter can earn up to 70% in the Angeles property from San Marco Resources Inc (SMN:TSXV). For agreement details see Exeter’s news release dated March 4, 2013.

La Buena Project Update

Preparation is underway for initial drilling to commence at the La Buena project, Mexico. Recently completed expansion IP geophysics has successfully complimented previous IP work centred on the Julia zone, the principal drill target at La Buena. Exeter has committed to first year expenditures of C$1.4 million, which includes a property scale IP geophysics program (completed) and 2,500 metres of drilling.  Plans are to commence the 2,500 metre drilling in early September, initially targeting the Julia zone.  The Julia zone has similar geological, geochemical and geophysical characteristics to other mineral deposits in the area, including Peñasquito and Camino Rojo.

The La Buena property consists of an 8,500 hectare land package located in an active mining region within northern Zacatecas State, Mexico. The property is 5 km north of Goldcorp's La Negra/Noche Buena deposit and 9 km north of its Peñasquito mine.

Exeter has the option to earn 60% in the La Buena property from San Marco. For agreement details see Exeter’s news release dated March 4, 2013.

Quality Control and Assurance

Blanks and certified standards were inserted into the sample stream as part of San Marco’s quality assurance and control program, which complies with National Instrument 43-101 requirements. Core samples are split using a hydraulic splitter, with one half retained in secure storage for logging, and the other half sent to ALS Chemex Lab in Hermosillo, Sonora, Mexico. All samples are prepared using the PREP -31 method. 125 gram pulps are sent to ALS Chemex Lab. in Vancouver, B.C. A 30 gram split is analyzed for gold, using the Au-AA23 method. Sample results greater than 10 ppm are re-assayed, using AA23 fire assay and gravimetric finish. For silver, copper, lead and zinc, a multi-element, four acid digestion (ME – ICP 61) is used. For initial assays of silver > 100 ppm, copper, lead and zinc > 10,000 ppm (over limits), the OG62 method is used for re-analysis.

Matthew Williams, Exeter´s Exploration Manager and a “qualified person” (¨QP¨) within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has verified the technical information that forms the basis for this news release.

About Exeter

Exeter is a Canadian mineral exploration and development company. Its principal focus is the advancement of its 100% owned Caspiche gold-copper project in Chile. Caspiche is one of the largest known undeveloped gold-copper deposits in the America’s and is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold-copper deposit (Barrick Gold Corp. and Kinross Gold Corp.). The Company continues to evaluate new opportunities related to the advancement of Caspiche.

The Company currently has cash reserves of C$44 million and no debt.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: Wendell Zerb, CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to potential to establish new opportunities for the advancement of Caspiche, exploration results, timing of exploration and drilling at La Buena, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2012 dated April 1, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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THE TSX) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE